

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 18, 2017

Jonny Jones
Chief Executive Officer
Jones Energy, Inc.
807 Las Cimas Parkway, Suite 350
Austin, TX 78746

      Re: Jones Energy, Inc.
              Registration Statement on Form S-3
              Filed September 13, 2017
              File No. 333-220450

Dear Mr. Jones:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Karina V. Dorin at (202) 425-6436 with any questions.

                             Sincerely,

                             /s/ Kevin M. Dougherty *for*

                             H. Roger Schwall
                             Assistant Director
                             Office of Natural Resources